UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended June 30, 2005.

Or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to ________________.

Commission File number 333-85094

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION, LOCAL 69 - DIVISION I, SEIU, AFL-CIO

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY
FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION,
LOCAL 69 - DIVISION I, SEIU, AFL-CIO

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of June 30, 2005 and 2004	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended June 30, 2005	3

Notes to Financial Statements	4-11

Supplemental Schedules as of and for the Year Ended June 30, 2005

Form 5500, Schedule H, Line 4(i): Schedule of Assets (Held at End of Year)	12
Form 5500, Schedule H, Line 4(j): Schedule of Reportable Transactions	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Organization, Compensation, and Nominating Committee of the Board of
Directors of Dominion Resources, Inc. and the Trustee and Participants of the Thrift Plan of the Peoples
Natural Gas Company for Employees Represented by United Gas Workers Union, Local 69 - Division I,
SEIU, AFL-CIO
Richmond, Virginia

We have audited the accompanying Statement of Net Assets Available for Benefits of the Thrift Plan of the Peoples Natural Gas Company for Employees Represented by United Gas Workers Union, Local 69 - Division I, SEIU, AFL-CIO (the “Plan”) as of June 30, 2005 and 2004, and the related Statement of Changes in Net Assets Available for Benefits for the year ended June 30, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2005 and 2004, and the changes in net assets available for benefits for the year ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Richmond, Virginia
December 20, 2005

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY
FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION,
LOCAL 69 - DIVISION I, SEIU, AFL-CIO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	June 30,
	2005	2004
Assets:

Participant-Directed Investments	$106,615,007	$101,893,836
Receivables	129,170	225,582
Cash	2,313	--

Total Assets	106,746,490	102,119,418

Liabilities:
Payments for Investments Purchased	66,089	210,374

Net Assets Available for Benefits	$106,680,401	$101,909,044

The accompanying notes are an integral part of these financial statements.

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY
FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION,
LOCAL 69 - DIVISION I, SEIU, AFL-CIO

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended June 30, 2005
Additions:
Investment income:
Dividend	$ 1,761,332
Interest	29,114
Net appreciation in fair value of investments	7,659,734
Master Trust investment income	2,231,659

Total investment income	11,681,839

Contributions:
Participant	2,060,841
Employer	1,178,793

Total additions	14,921,473

Deductions:
Benefits paid to participants	10,044,578
Administrative expenses	41,703

Total deductions	10,086,281

Net increase in net assets before transfer	4,835,192

Net transfer of participants’ assets from the plan to other plans	(63,835)

Net increase	4,771,357

Net assets available for benefits:
Beginning of year	101,909,044

End of year	$106,680,401

The accompanying notes are an integral part of these financial statements.

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY
FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION,
LOCAL 69 - DIVISION I, SEIU, AFL-CIO

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Thrift Plan of the Peoples Natural Gas Company for Employees Represented by the United Gas Workers Union, Local No. 69 - Division I, SEIU, AFL-CIO (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.
GENERAL - The Plan is a defined contribution plan covering union-eligible employees of Peoples Natural Gas Company (the Employer). The Employer is a wholly-owned subsidiary of Consolidated Natural Gas Company (the Company or CNG). CNG is a wholly-owned subsidiary of Dominion Resources, Inc. (Dominion). The Plan administrator is Dominion Resources Services, Inc. (a subsidiary of Dominion). Custody of Plan assets resides with Mellon Bank, N.A., who also serves as the Plan’s Trustee (Trustee). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee and employer contributions are made pursuant to the terms of the Plan and are held in funds administered by the Trustee under two declarations of trust; i.e., the Long-Term Thrift Trust and the Short-Term Thrift Trust (the Trusts).

The Trusts are maintained in accordance with the Plan’s provision to provide for the custody and investment of employee and employer contributions.

b.
CONTRIBUTIONS - Under the Plan, participants may contribute not less than 2% and not more than 50% of their earnings each pay period, in increments of 1%. The contributions are subject to applicable Internal Revenue Code (IRC) limitations. The Employer’s matching contribution is based upon the participant’s contribution rate and length of service. The following table summarizes the ranges of Employer matching contribution rates based on years of service.

Years of Service	Ranges of Company Match

Less than 20	0% to 5%
Between 20 to 30	0% to 7.5%
30 or more	0% to 10%

c.
PARTICIPANT ACCOUNTS - Each participant’s account includes the effect of the participant’s contributions and withdrawals, as applicable, and allocations of the Company’s contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Retiring participants may elect to receive an amount equal to their vested Long-Term Thrift Trust account balance either in a lump sum, annuity, or in installments. The lump sum or installment payment election is only available for those with account balances in excess of $5,000. For terminations other than retirements, participants can only receive their vested Long-Term Thrift

Trust account balance as a lump sum distribution. Upon termination and retirement, participants can elect to receive their Short-Term Thrift Trust account balance as a lump sum distribution or as an annuity. The annuity election is only available to retiring participants with account balances in excess of $5,000.

d.	PARTICIPANTS - Each union employee is eligible to participate in the Plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon enrollment in the Plan.

e.
VESTING - Participants immediately vest in their contributions and earnings thereon. Participants vest in the Employer’s matching contribution and related earnings after five years of credited service. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future employer contributions. There were no forfeited contributions during the plan year.

f.
INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct contributions in any option (except the loan fund) in 1% increments totaling to 100%. Investment options are valued daily. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds. The Plan provides for employee and employer contributions to be invested in the following based on information contained in the funds’ prospectus:

Short-Term Thrift Trust

(1) Interest in Master Trust:

Money Market Fund

Long-Term Thrift Trust

(1) Common Stock:

Dominion Stock Fund

(2) Interest in Master Trusts:

Certus Stable Value Fund (Certus Fund)

Diversified Equity Fund

(3) Mutual Funds:

Small Cap Value Fund

Euro Pacific Growth Fund

(4) Common/Collective Trusts:

Capital Guardian Balanced - Aggressive Growth Fund

Capital Guardian Balanced - Conservative Fund

Capital Guardian Balanced - Moderate Fund

EB Mellon Total Return Fund

Mellon S&P 500 Index Daily Fund

Company Contributions:

All contributions of the Employer on behalf of the participants are deposited in the Long-Term Thrift Trust based on participants’ election of investments.

g.	PARTICIPANT LOANS - Participants are eligible to secure loans against their plan account and repay the amount over a one to five-year period. The maximum loan amount is the least of:

• 3 months base pay,
• 50% of the vested account balance, or
• $50,000 (reduced by the maximum outstanding loan balance during the prior 12 months).

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans bear fixed interest at a rate commensurate with local prevailing rates at the time the loan is issued as determined by the Trustees.

Participants make repayments to the Plan on a monthly basis. Loan repayments, including interest, are deposited in the participant’s account and invested in accordance with the participant’s then current investment elections. Defaults result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h.
PAYMENTS OF BENEFITS - Distributions from the Plan are recorded on the valuation date when a participant’s valid withdrawal request is processed by the recordkeeper. On termination of service, a participant may elect to receive either an amount equal to the value of the participant’s vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant reaches age 70 1/2.

i.	FLEXIBLE DIVIDEND OPTION - Participants are given the choice of (1) receiving cash dividend paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b.	VALUATION OF INVESTMENTS:

(1)	Dominion Stock Fund - Investments in Dominion Common Stock are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the plan year.

(2)
Investment in CNG Master Trust and Dominion Master Trust (Master Trusts) - The fair value of the Plan’s interest in the Master Trusts is based on the beginning of the month value of the Plan’s interest in the Master Trusts plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the Master Trusts, with the exception of guaranteed investment contracts held by the Certus Fund.

The Certus Fund invests primarily in guaranteed investment contracts, which are valued at contract value. Contract value represents contributions and income earned in the fund, less withdrawals and administrative expenses.

(3)	Mutual Funds - Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(4)
Common/Collective Trusts - Investments in common/collective trust funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank (or trust company) sponsoring such funds by dividing the fund’s net assets by its units outstanding at the valuation dates.

(5)	Loans to Participants - Participant loans are valued at the outstanding loan balances.

c.
INVESTMENT INCOME - Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recognized on the ex-dividend date. Dividends received on all shares of company stock are reinvested in additional shares of Dominion Common Stock. Interest income is recorded based on the accrual basis.

Diversified Equity Fund units of the Long-Term Thrift Trust are prorated to participants based on the unit value calculated at the end of each day.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net appreciation in the fair value of investments from mutual fund and common/collective trust holdings includes dividend and interest income and realized and unrealized appreciation and depreciation.

d.	EXPENSES - The Plan’s expenses are accrued as incurred and paid by the Plan or the Company, as provided by the Plan document.

e.
USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

f.
CONCENTRATION OF INVESTMENTS - Included in the Plan’s net assets available for benefits at June 30, 2005 and 2004, are investments in Dominion Common Stock amounting to approximately $45 million and $42 million, respectively, whose value could be subject to change based upon market conditions.

g.	PAYMENT OF BENFITS - Distributions from the Plan are recorded on the valuation date when a participant’s valid withdrawal request is processed by the recordkeeper.

h.
TRANSFERS - Along with the plan, Dominion also sponsors several other savings plans for employees of its subsidiaries. If participants change employment to a different covered subsidiary during the year, their account balances are transferred into the corresponding plan. For the year ended June 30, 2005 net transfers to other savings plans were $63,835.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits:

	June 30,
	2005	2004

Interest in Certus Fund	$43,404,892	$44,009,211
Dominion Stock Fund	45,121,367	42,471,344

From July 1, 2004 through June 30, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $7,659,734 as follows:

Investments at Fair Value:

Mutual Funds (Equity Securities)	$ 306,309
Dominion Stock Fund	6,707,860
Investments at Estimated Fair Value:
Common/Collective Trusts	645,565

Total	$7,659,734

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

5. PLAN INTEREST IN THE DOMINION AND CNG MASTER TRUSTS

CNG Master Trust - A portion of the Plan’s investments is in a Master Trust, which was established for the investment of assets of the Plan and the thrift plans of other subsidiaries of CNG. Currently, only the Thrift Plan of the Peoples Natural Gas participates in the CNG Master Trust. Thrift plans of other subsidiaries of CNG have previously ceased participation in the CNG Master Trust at various dates as they had new bargaining agreements and changed to new investment options. Mellon Bank, N.A., as Trustee of the funds, holds the assets of the CNG Master Trust. As of June 30, 2005 and 2004, the Plan’s interest in the net assets of the CNG Master Trust was 100%.

The following table presents the value of the undivided investments in the CNG Master Trust:

	June 30,
	2005	2004

Diversified Equity Fund	$4,057,317	$3,980,191
Money Market Fund	158,123	152,082

Total	$4,215,440	$4,132,273

Investment income for the CNG Master Trust is as follows:

Year Ended June 30, 2005

Corporate Stocks	$304,970

Net investment appreciation	304,970

Interest	13,974
Dividends	74,558

Total	$ 393,502

Dominion Master Trust - The Plan’s investment in the Certus Fund is held in a Master Trust which was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. Mellon Bank, N.A., holds the assets of the Dominion Master Trust. The Certus Fund is the sole investment held by the Plan in the Dominion Master Trust. At both June 30, 2005 and June 30, 2004, the Plan’s interest in the net assets of the Certus Fund was approximately 7%. Investment income and administrative expenses relating to the Certus Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the value of the undivided investments in the Certus Fund:

	June 30,
	2005	2004

Guaranteed Investment Contracts (contract value)	$ 593,732,255	$ 565,421,997
Registered Investment Companies	11,192,981	10,714,250
Short-term Investment Fund (estimated fair value)	15,957,133	12,832,455
Interest Receivable	2,196,619	2,218,386
Payables	(159,075)	(151,097)
Total	$ 622,919,913	$ 591,035,991

Investment income for the Certus Fund is as follows:

Registered investment companies	$ 500,513
Net investment appreciation	500,513
Interest	27,168,806
Less investment expenses	(1,388,256)
Total	$26,281,063

The aggregate fair value of the investment contracts and short-term investments of the Certus Fund at June 30, 2005 and 2004 was $630,541,380 and $598,609,862. The average yield on assets at June 30, 2005 and 2004 was estimated at 4.64% and 4.78%, respectively. The average duration of investment contracts within the Certus Fund at June 30, 2005 and 2004 was 3.00 and 3.06 years, respectively. The crediting interest rates used to determine fair value for the contracts as of June 30, 2005 ranged from 2.74% to 6.23%. The crediting rates on certain of these contracts reset periodically, based upon individual contract terms, and have interest rates of not less than 0%. In the event of certain Plan-initiated events, such as premature termination of the contracts by the Plan, plant closings, layoffs, Plan termination, bankruptcy, mergers, and early retirement incentives, contracts will not be eligible for book value disbursements. Such events may cause liquidation of all or a portion of a contract at a market value adjustment.

6. FEDERAL INCOME TAX STATUS

The Plan is a qualified employees' profit sharing trust under Sections 401(a), 401(k) and 404(k) of the Internal Revenue Code and, as such, is exempt from Federal income taxes under Section 501(a). Pursuant to Section 402(a) of the Internal Revenue Code, a participant is not taxed on the income and pretax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Internal Revenue Service has determined and informed the Company by a letter dated August 12, 2003, that the Plan was designed in accordance with applicable Internal Revenue Code requirements. The Company and Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

7.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Common / Collective Trusts and the Master Trusts managed by Mellon Bank. Mellon Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At June 30, 2005 and 2004, the Plan held 614,816 and 673,293 units, respectively, of common stock of Dominion, the sponsoring employer, with a cost basis of approximately $34 million at both years. During the year ended June 30, 2005, the Plan recorded dividend income of approximately $2 million.

8. PLAN AMENDMENT

A new collective bargaining agreement between the Company and the United Gas Workers Union Local 69 - Division I, UWUA, AFL-CIO was adopted June 10, 2004. A summary of the significant changes to the Plan resulting from the collective bargaining agreement is presented below. These changes will be reflected as a plan amendment effective January 1, 2006.

Plan Name Change

Dominion Peoples Gas Union Savings Plan

Allowable Employee Contributions

2% - 15% of compensation on a pre-tax basis
2% - 20% of compensation on an after-tax basis
2% - 20% of compensation on a combination of pre-tax or after-tax basis

Company Match

Less than 20 years of service-50% match (up to 3% of compensation)
20 or more years of service-66.7% match (up to 4% of compensation), company match is invested in the Dominion Stock Fund

Investment Options

There are 14 investment funds that offer a wide range of investment choices. Employees may allocate their assets among the following investment options:

Certus Stable Value Fund	Large Cap Value Fund
EB Mellon Total Return Fund	Dresdner Large Cap Growth Fund
Capital Guardian Balanced - Conservative	Small Cap Value Fund
Capital Guardian Balanced - Moderate	Small Cap Growth Fund
Capital Guardian Balanced - Aggressive Growth	Euro Pacific Growth Fund
Mellon S&P 500 Index Daily Fund	Real Estate Fund
Wilshire 4500 Index Fund	Dominion Stock Fund

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY
FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION,
LOCAL 69 - DIVISION I, SEIU, AFL-CIO

SUPPLEMENTAL SCHEDULE AS OF JUNE 30, 2005
FORM 5500, SCHEDULE H, LINE 4(i): SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Description	Value

Dominion Resources, Inc., Common Stock*	$ 45,121,367

Interest in Master Trusts
Diversified Equity Fund	4,057,317
Money Market Fund*	158,123
Certus Stable Value Fund*	43,404,892
47,620,332

Common/Collective Trusts
EB Mellon Total Return Fund*	362,550
Mellon S&P 500 Index Daily Fund*	4,549,845
EB Temporary Investment Fund*	33,152
Capital Guardian Balanced - Conservative	204,012
Capital Guardian Balanced - Moderate	1,047,721
Capital Guardian Balanced - Aggressive Growth	2,417,128
8,614,408

Mutual Funds
Euro Pacific Growth Fund	1,903,664
Small Cap Value Fund	2,863,388
4,767,052

Loans to Participants (range of interest rates - 5.25%-7.00%)	491,848

Total Assets Held for Investment	$106,615,007

* A party-in-interest as defined by ERISA

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY
FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION,
LOCAL 69 - DIVISION I, SEIU, AFL-CIO

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED JUNE 30, 2005
FORM 5500, SCHEDULE H, LINE 4(j): SCHEDULE OF REPORTABLE TRANSACTIONS

Single Transactions in Excess of Five Percent of Plan Assets

There are no reportable transactions

Series of Transactions in Excess of Five Percent of Plan Assets

Shares/ Par Value	Security Description	Number of Transactions	Cost of Purchases	Proceeds From Sales	Costs of Assets Disposed	Gain/ (Loss)
181,985	Dominion Res. Inc. Common Stock*	107	$ 12,652,610	$ -	$ -	$ -
239,990	Dominion Res. Inc. Common Stock*	124	-	16,673,465	12,420,771	4,252,694
9,665,738	EB Temporary Invt FD	147	9,655,738	-	-	-
9,655,107	EB Temporary Invt FD	101	-	9,655,107	9,655,107	-
581,546	Mellon S&P 500 Index Daily Fund*	47	5,206,068	-	-	-
109,838	Mellon S&P 500 Index Daily Fund*	39	-	1,042,944	977,980	64,964
* A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION, LOCAL 69 - DIVISION I, SEIU, AFL-CIO (name of plan)

Date: December 22, 2005	/s/ Anne M. Grier
Anne M Grier Chair, Dominion Resources, Inc. Administrative Benefits Committee